UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court

Toronto, Ontario

Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO CANADIAN IMPERIAL BANK OF COMMERCE’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-232417) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 19, 2019	CANADIAN IMPERIAL BANK OF COMMERCE

By: /s/ Wojtek Niebrzydowski
Name: Wojtek Niebrzydowski
Title: Vice-President, Global Term Funding, Treasury

EXHIBIT INDEX

99.1	Underwriting Agreement, dated as of July 15, 2019, by and among Canadian Imperial Bank of Commerce and BofA Securities, Inc., CIBC World Markets Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and UBS Securities LLC, as representatives of the several underwriters